Exhibit 99.1

2016

HALF-YEAR FINANCIAL REPORT

CONTENTS

1 CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS	2
CONSOLIDATED BALANCE SHEETS – ASSETS	2
CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY	3
CONSOLIDATED INCOME STATEMENTS	4
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME	5
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY	6
CONSOLIDATED STATEMENTS OF CASH FLOWS	8
NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016	10
A/ Basis of preparation of the half-year financial statements and accounting policies	10
B/ Significant information for the first half of 2016	13
C/ Events subsequent to June 30, 2016	40

The condensed half-year consolidated financial statements are unaudited.

1 CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEETS – ASSETS

(€ million)	Note	June 30, 2016	December 31, 2015
Property, plant and equipment	B.2.	9,819	9,943
Goodwill	B.3.	39,420	39,557
Other intangible assets	B.3.	11,094	12,026
Investments in associates and joint ventures	B.5.	2,727	2,676
Other non-current assets	B.6.	2,316	2,725
Deferred tax assets		5,392	4,714
Non-current assets		70,768	71,641
Inventories		7,067	6,516
Accounts receivable	B.7.	7,290	7,386
Other current assets		1,772	1,767
Current financial assets		130	111
Cash and cash equivalents	B.9.	6,076	9,148
Current assets		22,335	24,928
Assets held for sale or exchange	B.20.	6,010	5,752
TOTAL ASSETS		99,113	102,321

The accompanying notes on pages 10 to 40 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED BALANCE SHEETS — LIABILITIES AND EQUITY

(€ million)	Note	June 30, 2016	December 31, 2015
Equity attributable to equity holders of Sanofi		54,190	58,049
Equity attributable to non-controlling interests		157	161
Total equity	B.8.	54,347	58,210
Long-term debt	B.9.	14,850	13,118
Non-current liabilities relating to business combinations and to non-controlling interests	B.11.	1,027	1,121
Provisions and other non-current liabilities	B.12.	9,895	9,169
Deferred tax liabilities		2,774	2,895
Non-current liabilities		28,546	26,303
Accounts payable		3,928	3,817
Other current liabilities		8,679	9,442
Current liabilities relating to business combinations and to non-controlling interests	B.11.	210	130
Short-term debt and current portion of long-term debt	B.9.	2,427	3,436
Current liabilities		15,244	16,825
Liabilities related to assets held for sale or exchange	B.20.	976	983
TOTAL LIABILITIES & EQUITY		99,113	102,321

The accompanying notes on pages 10 to 40 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED INCOME STATEMENTS

(€ million)	Note	June 30, 2016 (6 months)(1)	June 30, 2015 (6 months) (1) (2)	December 31, 2015 (12 months)(1) (2)
Net sales	B.19.4.	15,926	16,629	34,060
Other revenues		310	353	801
Cost of sales		(4,970)	(5,268)	(10,919)
Gross profit		11,266	11,714	23,942
Research and development expenses		(2,514)	(2,405)	(5,082)
Selling and general expenses		(4,609)	(4,654)	(9,382)
Other operating income	B.15.	265	74	254
Other operating expenses	B.15.	(195)	(166)	(462)
Amortization of intangible assets	B.3.	(877)	(988)	(2,137)
Impairment of intangible assets	B.4.	(52)	(28)	(767)
Fair value remeasurement of contingent consideration liabilities	B.11.	(67)	71	53
Restructuring costs and similar items	B.16.	(627)	(380)	(795)
Other gains and losses, and litigation		—	—	—
Operating income		2,590	3,238	5,624
Financial expenses	B.17.	(241)	(262)	(559)
Financial income	B.17.	50	57	178
Income before tax and associates and joint ventures		2,399	3,033	5,243
Income tax expense	B.18.	(497)	(692)	(709)
Share of profit/(loss) of associates and joint ventures		98	(66)	(22)
Net income excluding the held-for-exchange Animal Health business		2,000	2,275	4,512
Net income/(loss) of the held-for-exchange Animal Health business	B.20.	286	109	(124)
Net income		2,286	2,384	4,388
Net income attributable to non-controlling interests		41	59	101
Net income attributable to equity holders of Sanofi		2,245	2,325	4,287
Average number of shares outstanding (million)	B.8.7.	1,287.6	1,307.2	1,306.2
Average number of shares outstanding after dilution (million)	B.8.7.	1,296.6	1,322.0	1,320.7
– Basic earnings per share (in euros)		1.74	1.78	3.28
– Basic earnings per share (in euros) excluding the held-for-exchange Animal Health business		1.52	1.70	3.38
– Diluted earnings per share (in euros)		1.73	1.76	3.25
– Diluted earnings per share (in euros) excluding the held-for-exchange Animal Health business		1.51	1.68	3.34

(1)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Notes B.1 and B.20.
(2)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

The accompanying notes on pages 10 to 40 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(€ million)	Note	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Net income		2,286	2,384	4,388
Attributable to equity holders of Sanofi		2,245	2,325	4,287
Attributable to non-controlling interests		41	59	101
Other comprehensive income:
• Actuarial gains/(losses)	B.8.8.	(924)	772	652
• Tax effects	B.8.8.	253	(180)	(187)
Sub-total: items not subsequently reclassifiable to profit or loss (a)		(671)	592	465
• Available-for-sale financial assets		(422)	194	(37)
• Cash flow hedges		—	(6)	(3)
• Change in currency translation differences	B.8.8.	(37)	1,858	1,915
• Tax effects	B.8.8.	83	(69)	20
Sub-total: items subsequently reclassifiable to profit or loss (b)		(376)	1,977	1,895
Other comprehensive income for the period, net of taxes (a+b)		(1,047)	2,569	2,360
Comprehensive income		1,239	4,953	6,748
Attributable to equity holders of Sanofi		1,203	4,887	6,641
Attributable to non-controlling interests		36	66	107

The accompanying notes on pages 10 to 40 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payment	Other comprehensive income (1)	Attributable to equity holders of Sanofi	Non- controlling interests	Total equity
Balance at January 1, 2015	2,639	52,553	(694)	2,599	(977)	56,120	148	56,268
Other comprehensive income for the period	—	592	—	—	1,970	2,562	7	2,569
Net income for the period	—	2,325	—	—	—	2,325	59	2,384
Comprehensive income for the period	—	2,917	—	—	1,970	4,887	66	4,953
Dividend paid out of 2014 earnings (€2.85 per share)	—	(3,694)	—	—	—	(3,694)	—	(3,694)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(60)	(60)
Share repurchase program (2)	—	—	(1,244)	—	—	(1,244)	—	(1,244)
Reduction in share capital (2)	(37)	(1,453)	1,490	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	14	448	—	—	—	462	—	462
• Issuance of restricted shares	6	(6)	—	—	—	—	—	—
• Proceeds from sale of treasury shares on exercise of stock options	—	—	1	—	—	1	—	1
• Value of services obtained from employees	—	—	—	84	—	84	—	84
• Tax effects of the exercise of stock options	—	—	—	20	—	20	—	20
Changes in non-controlling interests without loss of control	—	(18)	—	—	—	(18)	2	(16)
Balance at June 30, 2015	2,622	50,747	(447)	2,703	993	56,618	156	56,774
Other comprehensive income for the period	—	(127)	—	—	(81)	(208)	(1)	(209)
Net income for the period	—	1,962	—	—	—	1,962	42	2,004
Comprehensive income for the period	—	1,835	—	—	(81)	1,754	41	1,795
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(50)	(50)
Share repurchase program (2)	—	—	(537)	—	—	(537)	—	(537)
Reduction in share capital (2)	(15)	(671)	686	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	4	107	—	—	—	111	—	111
• Value of services obtained from employees	—	—	—	121	—	121	—	121
• Tax effects of the exercise of stock options	—	—	—	(10)	—	(10)	—	(10)
Change in non-controlling interests without loss of control	—	(8)	—	—	—	(8)	14	6
Balance at December 31, 2015	2,611	52,010	(298)	2,814	912	58,049	161	58,210

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(€ million)	Share capital	Additional paid-in capital and retained earnings	Treasury shares	Stock options and other share- based payment	Other comprehensive income (1)	Attributable to equity holders of Sanofi	Non- controlling interests	Total equity
Balance at December 31, 2015	2,611	52,010	(298)	2,814	912	58,049	161	58,210
Other comprehensive income for the period	—	(671)	—	—	(371)	(1,042)	(5)	(1,047)
Net income for the period	—	2,245	—	—	—	2,245	41	2,286
Comprehensive income for the period	—	1,574	—	—	(371)	1,203	36	1,239
Dividend paid out of 2015 earnings (€2.93 per share)	—	(3,759)	—	—	—	(3,759)	—	(3,759)
Payment of dividends to non-controlling interests	—	—	—	—	—	—	(54)	(54)
Share repurchase program (2)	—	—	(1,402)	—	—	(1,402)	—	(1,402)
Reduction in share capital (2)	(45)	(1,655)	1,700	—	—	—	—	—
Share-based payment plans:
• Exercise of stock options	1	16	—	—	—	17	—	17
• Issuance of restricted shares	7	(7)	—	—	—	—	—	—
• Value of services obtained from employees	—	—	—	117	—	117	—	117
• Tax effects of the exercise of stock options	—	—	—	(14)	—	(14)	—	(14)
Change in non-controlling interests without loss of control	—	(21)	—	—	—	(21)	14	(7)
Balance at June 30, 2016	2,574	48,158	—	2,917	541	54,190	157	54,347

(1)	See Note B.8.8.
(2)	See Notes B.8.2. and B.8.3.

The accompanying notes on pages 10 to 40 are an integral part of the condensed half-year consolidated financial statements.

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CONSOLIDATED STATEMENTS OF CASH FLOWS

(€ million)	Note	June 30, 2016 (6 months)(1)	June 30, 2015 (6 months) (1)	December 31, 2015 (12 months)(1)
Net income attributable to equity holders of Sanofi		2,245	2,325	4,287
Net (income)/loss of the held-for-exchange Animal Health business		(286)	(109)	124
Non-controlling interests, excluding BMS (2)		(3)	11	7
Share of undistributed earnings of associates and joint ventures		(57)	114	115
Depreciation, amortization and impairment of property, plant and equipment and intangible assets		1,572	1,693	4,276
Gains and losses on disposals of non-current assets, net of tax (3)		(27)	(44)	(136)
Net change in deferred taxes		(477)	(569)	(1,253)
Net change in provisions (4)		(107)	86	(13)
Cost of employee benefits (stock options and other share-based payments)		111	79	193
Unrealized (gains)/losses recognized in income		(122)	(267)	(365)
Operating cash flow before changes in working capital and excluding the held-for-exchange Animal Health business		2,849	3,319	7,235
(Increase)/decrease in inventories		(514)	(479)	(466)
(Increase)/decrease in accounts receivable		103	(156)	(493)
Increase/(decrease) in accounts payable		74	121	241
Net change in other current assets, current financial assets and other current liabilities		(119)	308	1,773
Net cash provided by/(used in) operating activities excluding the held-for-exchange Animal Health business(5)		2,393	3,113	8,290
Net cash provided by/(used in) operating activities of the held-for-exchange Animal Health business		211	292	630
Acquisitions of property, plant and equipment and intangible assets	B.2. – B.3.	(1,200)	(771)	(2,772)
Acquisitions of investments in consolidated undertakings, net of cash acquired (6)	B.1.	(345)	(47)	(220)
Acquisitions of available-for-sale financial assets		(123)	(113)	(142)
Proceeds from disposals of property, plant and equipment, intangible assets and other non-current assets, net of tax (7)		264	92	211
Net change in loans and other financial assets		(10)	(10)	(88)
Net cash provided by/(used in) investing activities excluding the held-for-exchange Animal Health business		(1,414)	(849)	(3,011)
Net cash provided by/(used in) investing activities of the held-for-exchange Animal Health business		(56)	(178)	(246)
Issuance of Sanofi shares	B.8.1.	17	462	573
Dividends paid:
• to shareholders of Sanofi		(3,759)	(3,694)	(3,694)
• to non-controlling interests, excluding BMS (2)		(9)	(7)	(12)
Transactions with non-controlling interests, other than dividends		—	(5)	(8)
Additional long-term debt contracted	B.9.1.	1,787	2	2,253
Repayments of long-term debt	B.9.1.	(2,582)	(456)	(708)
Net change in short-term debt		1,856	(142)	(199)
Acquisition of treasury shares	B.8.2.	(1,404)	(1,244)	(1,784)
Disposals of treasury shares, net of tax		—	1	1
Net cash provided by/(used in) financing activities excluding the held-for-exchange Animal Health business		(4,094)	(5,083)	(3,578)
Net cash provided by/(used in) financing activities of the held-for-exchange Animal Health business		(9)	23	(23)
Impact of exchange rates on cash and cash equivalents		(103)	42	(232)
Impact on cash and cash equivalents of the reclassification of the Animal Health business to “Assets held for sale or exchange” (8)	B.20.	—	—	(23)
Net change in cash and cash equivalents excluding the Animal Health business		(3,218)	(2,777)	1,469
Net change in cash and cash equivalents of the Animal Health business		146	137	361
Net change in cash and cash equivalents		(3,072)	(2,640)	1,807
Cash and cash equivalents, beginning of period		9,148	7,341	7,341
Cash and cash equivalents, end of period	B.9.	6,076	4,701	9,148

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(1)	Cash flows of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).
(2)	See Note C.2. to the financial statements for the year ended December 31, 2015.
(3)	Includes available-for-sale financial assets.
(4)	This line item includes contributions paid to pension funds (see Note B.12.).
(5)	Including:

- Income tax paid	(1,180)	(1,028)	(1,706)
- Interest paid (excluding cash flows on derivative instruments used to hedge debt)	(180)	(183)	(404)
- Interest received (excluding cash flows on derivative instruments used to hedge debt)	28	30	57
- Dividends received from non-consolidated entities	3	5	9

(6)	This line item includes payments made in respect of contingent consideration identified and recognized as a liability in business combinations.
(7)	This line item includes proceeds from disposals of investments in consolidated entities and of other non-current financial assets.
(8)	Cash and cash equivalents of the Animal Health business are presented within the line item Assets held for sale or exchange for 2015 and 2016.

The accompanying notes on pages 10 to 40 are an integral part of the condensed half-year consolidated financial statements.

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NOTES TO THE CONDENSED HALF-YEAR CONSOLIDATED FINANCIAL STATEMENTS AS OF JUNE 30, 2016

INTRODUCTION

Sanofi the parent company, together with its subsidiaries (collectively “Sanofi” or “the Company”), is a global healthcare leader engaged in the research, development and marketing of therapeutic solutions focused on patient needs.

Sanofi is listed in Paris (Euronext: SAN) and New York (NYSE: SNY).

The condensed consolidated financial statements for the six months ended June 30, 2016 were reviewed by the Sanofi Board of Directors at the Board meeting on July 28, 2016.

A/ Basis of preparation of the half-year financial statements and accounting policies

A.1. INTERNATIONAL FINANCIAL REPORTING STANDARDS (IFRS)

The half-year consolidated financial statements have been prepared and presented in condensed format in accordance with IAS 34 (Interim Financial Reporting). The accompanying notes therefore relate to significant events and transactions of the period, and should be read in conjunction with the consolidated financial statements for the year ended December 31, 2015.

The accounting policies used in the preparation of the consolidated financial statements as of June 30, 2016 comply with international financial reporting standards (IFRS) as endorsed by the European Union and as issued by the International Accounting Standards Board (IASB). The accounting policies applied as of June 30, 2016 are identical to those described in the notes to the published consolidated financial statements as of December 31, 2015.

IFRS as endorsed by the European Union as of June 30, 2016 are available via the following web link:

http://ec.europa.eu/finance/company-reporting/standards-interpretations/index_en.htm

A.1.1. New standards and amendments issued in 2016

During the first half of 2016 the IASB issued IFRS 16 (Leases), effective for annual periods beginning on or after January 1, 2019, which aligns the accounting treatment of operating leases with that already applied to finance leases. The IASB also issued clarifications to IFRS 15 (Revenue from Contracts with Customers). The amendments to IFRS 15, which was originally issued in 2014, do not alter the underlying principles of the standard, but clarify the way in which those principles should be applied. The issues clarified by the amendments are how to (i) identify a performance obligation (the promise to transfer a good or a service to a customer) in a contract; (ii) determine whether a company is a principal (the provider of a good or service) or an agent (responsible for arranging for the good or service to be provided); and (iii) determine whether the revenue from granting a license of intellectual property should be recognized at a point in time or over time. Also during the first half of 2016, the IASB issued amendments to IAS 12 (Income Taxes), entitled “Recognition of Deferred Tax Assets for Unrealized Losses”. IAS 12 deals with the recognition and measurement of deferred tax assets and liabilities. The amendments clarify how to account for deferred tax assets related to unrealized losses on debt instruments measured at fair value, to address diversity in practice.

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A.1.2. VaxServe revenues

VaxServe is a U.S.-based Vaccines segment entity, whose activities include the distribution within the United States of vaccines and other products manufactured by third parties.

In order to improve the clarity of the financial information published by the Company, with effect from January 1, 2016 VaxServe sales of non-Sanofi products are presented within the line item Other revenues. Previously, all VaxServe sales were recognized within the income statement line item Net sales.

The impact of this presentational change on comparative periods is a reclassification from Net sales to Other revenues of €210 million for the first half of 2015 and €482 million for the year ended December 31, 2015.

A.2. USE OF ESTIMATES

The preparation of financial statements requires management to make reasonable estimates and assumptions based on information available at the date of the finalization of the financial statements. Those estimates and assumptions may affect the reported amounts of assets, liabilities, revenues and expenses in the financial statements, and disclosures of contingent assets and contingent liabilities as at the date of the review of the financial statements. Examples of estimates and assumptions include:

•	amounts deducted from sales for projected sales returns, chargeback incentives, rebates and price reductions;

•	impairment of property, plant and equipment, intangible assets, and investments in associates and joint ventures;

•	the valuation of goodwill and the valuation and useful life of acquired intangible assets;

•	the amount of post-employment benefit obligations;

•	the amount of provisions for restructuring, litigation, tax risks and environmental risks;

•	the amount of deferred tax assets resulting from tax losses available for carry-forward and deductible temporary differences;

•	the measurement of contingent consideration; and

•

which exchange rate to use at the end of the reporting period for the translation of accounts denominated in foreign currencies, and of financial statements of foreign subsidiaries, in cases where more than one exchange rate exists for a given currency.

Management is also required to exercise judgment in assessing whether the criteria specified in IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations) are met, and hence whether a non-current asset or asset group should be classified as “held for sale or exchange” and whether a discontinued operation should be reported separately. Such assessments are reviewed at the end of each reporting period based on the facts and circumstances.

For half-year financial reporting purposes, and as allowed under IAS 34, Sanofi has determined income tax expense on the basis of an estimate of the effective tax rate for the full financial year. This rate is applied to business operating income plus financial income and minus financial expenses, and before (i) the share of profit/loss of associates and joint ventures and (ii) net income attributable to non-controlling interests. The estimated full-year effective tax rate is based on the tax rates that will be applicable to projected pre-tax profits or losses arising in the various tax jurisdictions in which Sanofi operates.

Actual results could differ from these estimates.

A.3. SEASONAL TRENDS

Sanofi’s activities are not subject to significant seasonal fluctuations.

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A.4. FAIR VALUE OF FINANCIAL INSTRUMENTS

Under IFRS 13, fair value measurements must be classified using a hierarchy based on the inputs used to measure the fair value of the instrument. This hierarchy has three levels:

•	level 1: quoted prices in active markets for identical assets or liabilities (without modification or repackaging);

•	level 2: quoted prices in active markets for similar assets and liabilities, or valuation techniques in which all important inputs are derived from observable market data;

•	level 3: valuation techniques in which not all important inputs are derived from observable market data.

The table below sets forth the principles used to measure the fair value of the principal financial assets and liabilities recognized by Sanofi in its balance sheet:

Note	Type of financial instrument	Measurement principle	Level in fair value hierarchy	Valuation technique	Method used to determine fair value
						Market data
					Valuation model	Exchange rate	Interest rate	Volatility

B.6.	Available-for-sale financial assets (quoted equity securities)	Fair value	1	Market value	Quoted market price	N/A

B.6.	Available-for-sale financial assets (unquoted debt securities)	Fair value	2	Income approach	Present value of future cash flows	N/A	Mid swap + z spread for bonds of comparable risk and maturity	N/A

B.6.	Long-term loans and advances and other non-current receivables	Amortized cost	N/A	N/A	The amortized cost of long-term loans and advances and other non-current receivables at the end of the reporting period is not materially different from their fair value.

B.6.	Financial assets recognized under the fair value option (1)	Fair value	1	Market value	Net asset value	N/A

B.10.	Forward currency contracts	Fair value	2	Income approach	Present value of future cash flows	ECB Fixing	< 1 year: Mid Money market > 1 year: Mid Zero Coupon	N/A
B.10.	Currency options	Fair value	2		Options with no knock-out feature: Garman & Kohlhagen Knock-out options: Merton, Reiner & Rubinstein	ECB Fixing	< 1 year: Mid Money Market > 1 year: Mid Zero Coupon	Mid in-the-money
B.10.	Interest rate swaps	Fair value	2		Present value of future cash flows	N/A	< 1 year: Mid Money Market and LIFFE interest rate futures: > 1 year: Mid Zero Coupon	N/A
B.10.	Cross-currency swaps	Fair value	2		Present value of future cash flows	ECB Fixing	< 1 year: Mid Money Market and LIFFE interest rate futures: > 1 year: Mid Zero Coupon	N/A

B.9.	Investments in mutual funds	Fair value	1	Market value	Net asset value	N/A

B.9.	Negotiable debt instruments, commercial paper, instant access deposits and term deposits	Amortized cost	N/A	N/A

Because these instruments have a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as disclosed in the notes to the consolidated financial statements.

B.9.	Debt	Amortized cost (2)	N/A	N/A

In the case of debt with a maturity of less than 3 months, amortized cost is regarded as an acceptable approximation of fair value as reported in the notes to the consolidated financial statements.

For debt with a maturity of more than 3 months, fair value as reported in the notes to the consolidated financial statements is determined either by reference to quoted market prices at the end of the reporting period (quoted instruments) or by discounting the future cash flows based on observable market data at the end of the reporting period (unquoted instruments).

B.11.	Liabilities relating to business combinations and to non-controlling interests (CVRs)	Fair value	1	Market value	Quoted market price	N/A

B.11.	Liabilities relating to business combinations and to non-controlling interests (other than CVRs)	Fair value (3)	3	Income approach

Under IAS 32, contingent consideration payable in a business combination is a financial liability. The fair value of such liabilities is determined by adjusting the contingent consideration at the end of the reporting period using the method described in Note B.11.

(1)	These assets are held to fund a deferred compensation plan offered to certain employees.
(2)

In the case of debt designated as a hedged item in a fair value hedging relationship, the carrying amount in the consolidated balance sheet includes changes in fair value attributable to the hedged risk(s).

(3)

For business combinations completed prior to application of the revised IFRS 3, contingent consideration is recognized when payment becomes probable (see Note B.3.1. to the consolidated financial statements for the year ended December 31, 2015).

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A.5. CONSOLIDATION AND FOREIGN CURRENCY TRANSLATION OF THE FINANCIAL STATEMENTS OF VENEZUELAN SUBSIDIARIES

In 2016, Sanofi continues to account for subsidiaries based in Venezuela using the full consolidation method, on the basis that the criteria for control in IFRS 10 (Consolidated Financial Statements) are still met.

Until the start of 2016, the Venezuelan foreign exchange system consisted of three exchange rates: (i) the “CENCOEX” rate, set at a fixed rate of 6.3 bolivars per U.S. dollar and restricted to essential goods; (ii) an administered exchange rate (the “SICAD” rate), which was 13.5 bolivars per U.S. dollar as of December 31, 2015 and applied to certain specific business sectors; and (iii) the “SIMADI” rate, in the region of 200 bolivars per U.S. dollar, applied to specified transactions. In preparing the consolidated financial statements, the financial statements of the Venezuelan subsidiaries were translated into euros using the “SICAD” official exchange rate, which was the estimated rate at which the profits generated by the operations of those subsidiaries would be remitted to the parent.

In February 2016, the Venezuelan government announced a further reform to the foreign exchange system, which now consists of two categories:

•	a first category for essential goods to which is applied the “DIPRO” rate, set at a fixed exchange rate of 10 bolivars per U.S. dollar;

•	a second category to which is applied the “DICOM” rate, which is a floating exchange rate against the U.S. dollar and stood at 628 bolivars per U.S. dollar as of June 30, 2016.

In light of these changes to the foreign exchange system, recent economic and political developments and the scarcity of U.S. dollar cash in Venezuela, Sanofi has changed the exchange rate used to translate its Venezuelan operations and has applied the DICOM rate starting January 1, 2016. This change led to the recognition of a foreign exchange loss of €102 million in the first half of 2016. Adoption of this new rate also means that Sanofi’s Venezuelan subsidiaries contributed €9 million to net sales in the first half of 2016 (versus €399 million in the first half of 2016) and held cash of €6 million as of June 30, 2016 (versus €95 million as of December 31, 2015). The net assets of these subsidiaries as of June 30, 2016 were immaterial.

B/ Significant information for the first half of 2016

B.1. IMPACT OF CHANGES IN THE SCOPE OF CONSOLIDATION

Acquisitions and investments in joint ventures

During the first half of 2016, Sanofi acquired further shares in the biopharmaceutical company Regeneron Pharmaceuticals, Inc. at a cost of €115 million. As of June 30, 2016, Sanofi’s investment in Regeneron had a carrying amount of €2,386 million (see Note B.5.) and represented an equity interest of 22.2% (compared with 22.1% as of December 31, 2015).

Also during the first half of 2016, Sanofi made an equity injection of $248 million into the joint venture formed with Verily (formerly Google Life Sciences) under the August 2015 collaboration agreement in diabetes. This investment is accounted for by the equity method (see Note B.5).

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Exchange of the Animal Health business

Further to the exclusivity agreement of December 2015 on a future exchange of Sanofi’s Animal Health business (Merial) and Boehringer Ingelheim’s consumer healthcare business, the two groups announced on June 27, 2016 that they had signed contracts to secure this strategic transaction. Completion of the transaction is regarded as highly probable. Consequently, all assets of the Animal Health business included in the exchange, and all liabilities directly related to those assets, have since December 31, 2015 been classified in the line items Assets held for sale or exchange and Liabilities related to assets held for sale or exchange, respectively, in the consolidated balance sheet.

Because the Animal Health business is an operating segment of Sanofi, it qualifies as a discontinued operation under IFRS 5. Consequently, the net income or loss from the Animal Health business for 2016 and for the comparative periods presented is shown separately in the consolidated income statement within the line item Net income/(loss) of the held-for-exchange Animal Health business.

For detailed information about the contribution of the Animal Health business to the consolidated financial statements refer to Note B.20.

Proposed dismantling of the Sanofi Pasteur MSD joint venture

On March 8, 2016, Sanofi Pasteur and MSD (known as Merck in the United States and Canada) announced their intention to end Sanofi Pasteur MSD, their joint venture in vaccines, in order to pursue their own distinct growth strategies in Europe. Completion of this proposed transaction is regarded as highly probable. Consequently, the investment in the Sanofi Pasteur MSD joint venture has been reclassified to the line item Assets held for sale or exchange, and ceased to be accounted for by the equity method as from the date the proposal was announced (see Notes B.5. and B.19.).

B.2. PROPERTY, PLANT AND EQUIPMENT

Acquisitions of property, plant and equipment during the first half of 2016 amounted to €523 million. These included €415 million of investments in the Pharmaceuticals segment, primarily in industrial facilities (€323 million). The Vaccines segment accounted for €108 million of investments during the period.

Impairment losses of €18 million were charged against property, plant and equipment in the first half of 2016, primarily in the Pharmaceuticals segment.

Firm orders for property, plant and equipment stood at €551 million as of June 30, 2016.

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B.3. GOODWILL AND OTHER INTANGIBLE ASSETS

Movements in other intangible assets during the first half of 2016 were as follows:

(€ million)	Acquired R&D	Products, trademarks and other rights	Software	Total other intangible assets
Gross value at January 1, 2016	3,854	52,002	1,231	57,087
Acquisitions and other increases	46	24	55	125
Disposals and other decreases	(39)	(56)	(37)	(132)
Currency translation differences	(10)	(150)	(1)	(161)
Transfers (1)	(34)	24	(6)	(16)
Gross value at June 30, 2016	3,817	51,844	1,242	56,903
Accumulated amortization & impairment at January 1, 2016	(2,301)	(41,888)	(872)	(45,061)
Amortization expense	—	(886)	(51)	(937)
Impairment losses, net of reversals (2)	(19)	(33)	—	(52)
Disposals and other decreases	38	56	36	130
Currency translation differences	4	105	—	109
Transfers	4	(2)	—	2
Accumulated amortization & impairment at June 30, 2016	(2,274)	(42,648)	(887)	(45,809)
Carrying amount at December 31, 2015	1,553	10,114	359	12,026
Carrying amount at June 30, 2016	1,543	9,196	355	11,094

(1)	The “Transfers” line mainly relates to acquired R&D that came into commercial use during the period and is being amortized from the date of marketing approval.
(2)	See Note B.4.

Acquisitions of other intangible assets (excluding software) during the first half of 2016 amounted to €70 million.

“Products, trademarks and other rights” (excluding items relating to the Animal Health business, reported within the line item Assets held for sale or exchange, see Note B.20.), mainly comprise:

•	marketed products, with a carrying amount of €8.5 billion as of June 30, 2016 (versus €9.4 billion as of December 31, 2015) and a weighted average amortization period of approximately 10 years;

•	trademarks, with a carrying amount of €0.2 billion as of June 30, 2016 (compared with €0.3 billion as of December 31, 2015) and a weighted average amortization period of approximately 13 years.

The table below provides information about the principal marketed products, which represented approximately 90% of the carrying amount of that item as of June 30, 2016:

(€ million)	Gross value	Accumulated amortization & impairment	Carrying amount June 30, 2016	Amortization period (years)(1)	Residual amortization period (years)(2)	Carrying amount December 31, 2015
Genzyme	10,805	(5,495)	5,310	10	7	5,759
Aventis	34,903	(33,581)	1,322	9	4	1,548
Chattem	1,342	(432)	910	22	17	956
Zentiva	905	(750)	155	9	4	187
Total: principal marketed products	47,955	(40,258)	7,697			8,450

(1)	Weighted averages. The amortization periods for these products vary between 1 and 25 years.
(2)	Weighted averages.

Goodwill amounted to €39,420 million as of June 30, 2016, compared with €39,557 million as of December 31, 2015. The change during the period was due to currency translation differences.

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B.4. IMPAIRMENT OF INTANGIBLE ASSETS

The results of impairment tests conducted in accordance with IAS 36 (Impairment of Assets) as of June 30, 2016 led to the recognition of a net impairment loss of €52 million. This relates to discontinued development projects (€19 million) and to marketed products (€33 million).

B.5. INVESTMENTS IN ASSOCIATES AND JOINT VENTURES

Investments in associates and joint ventures are accounted for by the equity method. For definitions of the terms “associate” and “joint venture”, refer to Note B.1. to the consolidated financial statements for the year ended December 31, 2015.

Investments in associates and joint ventures comprise:

(€ million)%		June 30, 2016	December 31, 2015
Regeneron Pharmaceuticals, Inc.	22.2	2,386	2,245
DM LLC (1)	50.0	184	—
Sanofi Pasteur MSD (1)/(2)	50.0	—	252
Infraserv GmbH & Co. Höchst KG (1)	31.2	69	85
Entities and companies managed by Bristol-Myers Squibb (3)	49.9	43	43
Other investments	—	45	51
Total		2,727	2,676

(1)	Joint ventures.
(2)	Reclassified to Assets held for sale or exchange in accordance with IFRS 5 (see Note B.1.).
(3)

Under the terms of the agreements with BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2015), our share of the net assets of entities majority-owned by BMS is recorded in Investments in associates and joint ventures.

As of June 30, 2016, the market value of Sanofi’s investment in Regeneron was €7,367 million (based on a quoted stock market price of $349.23 per share as of that date), versus €11,523 million as of December 31, 2015 (based on a quoted stock market price of U.S. $542.87 per share as of that date).

The financial statements include arm’s length commercial transactions between Sanofi and some associates and joint ventures that are classified as related parties. The principal transactions and balances with related parties are summarized below:

(€ million)	June 30, 2016	June 30, 2015	December 31, 2015
Sales (1)	28	55	218
Royalties (1)	67	11	91
Accounts receivable	63	83	81
Purchases and other expenses (including research expenses) (1)	392	329	762
Accounts payable	179	234	196
Other liabilities	66	14	10

(1)

In the six months ended June 30, 2016, these items include transactions with Sanofi Pasteur MSD from January 1 through March 8, 2016, the date on which it was announced that the joint venture would be dismantled (see Note B.1.).

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B.6. OTHER NON-CURRENT ASSETS

Other non-current assets comprise:

(€ million)	June 30, 2016	December 31, 2015
Available-for-sale financial assets (1)	1,202	1,609
Pre-funded pension obligations	49	49
Long-term loans and advances and other non-current receivables	627	671
Financial assets recognized under the fair value option	286	276
Derivative financial instruments	152	120
Total	2,316	2,725

(1)

Includes the investment in Alnylam Pharmaceuticals. As of June 30, 2016, the aggregate amount of the successive acquisition prices paid for the interest was €788 million. The market value was €513 million at that date.

B.7. ACCOUNTS RECEIVABLE

An analysis of Accounts receivable is set forth below:

(€ million)	June 30, 2016	December 31, 2015
Gross value	7,492	7,553
Allowances	(202)	(167)
Carrying amount	7,290	7,386

The impact of allowances against accounts receivable in the first half of 2016 was a net expense of €22 million (versus €4 million for the first half of 2015).

The table below shows the ageing profile of overdue accounts receivable, based on gross value:

(€ million)	Overdue accounts Gross value	Overdue <1 month	Overdue 1 to 3 months	Overdue 3 to 6 months	Overdue 6 to 12 months	Overdue > 12 months
June 30, 2016	746	174	145	163	66	198
December 31, 2015	677	171	147	117	83	159

Amounts overdue by more than one month relate mainly to public-sector customers.

Some Sanofi subsidiaries have assigned receivables to factoring companies or banks, without recourse. The amount of receivables that met the conditions described in Note B.8.7. to the consolidated financial statements for the year ended December 31, 2015 and hence were derecognized was €288 million as of June 30, 2016 (versus €414 million as of December 31, 2015). The residual guarantees relating to these transfers were immaterial as of June 30, 2016.

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B.8. CONSOLIDATED SHAREHOLDERS’ EQUITY

B.8.1. Share capital

As of June 30, 2016, the share capital was €2,574,211,426 and consisted of 1,287,105,713 shares (the total number of shares outstanding) with a par value of €2.

Treasury shares held by Sanofi are as follows:

	Number of shares (million)	% of share capital for the period
June 30, 2016	0.1	0.01%
December 31, 2015	4.0	0.30%
June 30, 2015	4.9	0.37%
January 1, 2015	9.5	0.72%

A total of 307,244 shares were issued in the first half of 2016 as a result of the exercise of Sanofi stock subscription options.

In addition, a total of 3,661,059 shares vested and were issued under restricted share plans in the first half of 2016.

B.8.2. Repurchase of Sanofi shares

On May 4, 2016, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. No shares were repurchased under that program during May or June 2016.

On May 4, 2015, the Annual General Meeting of Sanofi shareholders approved a share repurchase program for a period of 18 months. Under that program (and that program alone), Sanofi repurchased 18,764,233 of its own shares during the first half of 2016 for a total amount of €1,402 million.

In addition, transactions carried out under the liquidity contract in the six months ended June 30, 2016 reduced equity by €0.2 million.

B.8.3. Reductions in share capital

On April 28, 2016, the Board of Directors approved the cancellation of 22,561,090 treasury shares (€1,700 million including additional paid-in capital), representing 1.75% of the share capital as of June 30, 2016.

The cancellations had no effect on shareholders’ equity.

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B.8.4. Restricted share plans

Restricted share plans are accounted for in accordance with the policies described in Note B.24.3. to the consolidated financial statements for the year ended December 31, 2015. The principal features of the plan awarded in 2016 are set forth below:

Type of plan	2016 Performance share plan
Date of Board meeting approving the plan	May 4, 2016
Total number of shares awarded subject to a 3-year service period	4,097,925
Fair value per share awarded (1)	61.06
Fair value of plan at the date of grant (€ million)	250

(1)	Quoted market price per share at the date of grant, adjusted for dividends expected during the vesting period.

The total expense recognized for all restricted and performance share plans in the six months ended June 30, 2016 was €97 million, versus €81 million in the comparable period of 2015.

The number of restricted shares not yet fully vested as of June 30, 2016 was 13,682,913, comprising 4,097,925 under the 2016 plans; 3,707,390 under the 2015 plans; 3,625,610 under the 2014 plans; and 2,251,988 under the 2013 plans.

On March 5, 2014, the Board of Directors approved a performance share unit (PSU) plan, vesting at the end of a three-year service period and subject to performance conditions.

Because PSUs are cash-settled instruments, they are measured at the grant date, at the end of each reporting period, and at the settlement date. The fair value of each PSU awarded corresponds to the market price of the share at the end of the reporting period, adjusted for dividends expected during the residual vesting period.

The fair value of the PSU plan (based on vested rights and inclusive of social security charges) as of June 30, 2016, and recognized as a liability as of that date, was €26 million.

B.8.5. Capital increases

On March 3, 2016, the Sanofi Board of Directors approved an employee share ownership plan in the form of a capital increase reserved for employees. Employees were offered the opportunity to subscribe to the capital increase at a price of €57.25 per share, representing 80% of the average of the quoted market prices of Sanofi shares during the 20 trading days preceding June 8, 2016.

The subscription period was open from June 13 through June 24, 2016. The plan resulted in a total of 1,756,972 shares being subscribed for, and the issuance of a further 47,014 shares as an employer’s contribution under the terms of the plan.

An expense of €17 million was recognized for this plan in the six months ended June 30, 2016, of which €3 million was for the employer’s contribution.

The shares were issued, and the capital increase recognized in equity, on July 22, 2016 (see Note C.).

No employee share ownership plans were awarded in 2015.

B.8.6. Stock option plans

On May 4, 2016, the Board of Directors granted 402,750 stock subscription options at an exercise price of €75.90 per share. The vesting period is four years, and the plan expires on May 4, 2020.

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The following assumptions were used in determining the fair value of the plan:

•	dividend yield: 4.51%;

•	plan maturity: 7 years;

•	volatility of Sanofi shares, computed on a historical basis: 24.54%;

•	risk-free interest rate: 0.056%.

On that basis, the fair value of one option is €6.60, and the fair value of the stock subscription option plan awarded in June 2016 is €3 million. That amount is recognized as an expense over the vesting period, with the opposite entry recognized directly in equity.

The total expense recognized for all stock options in the six months ended June 30, 2016 was €3 million, the same amount as in the comparable period of 2015.

The table below provides summary information about options outstanding and exercisable as of June 30, 2016:

	Outstanding			Exercisable
Range of exercise prices per share	Number of options	Average residual life (years)	Weighted average exercise price per share (€)	Number of options	Weighted average exercise price per share (€)
From €30.00 to €40.00 per share	144,831	2.75	38.08	144,831	38.08
From €40.00 to €50.00 per share	2,149,611	2.67	45.09	2,149,611	45.09
From €50.00 to €60.00 per share	4,507,468	4.08	54.04	4,507,468	54.04
From €60.00 to €70.00 per share	6,562,114	0.97	64.54	6,562,114	64.54
From €70.00 to €80.00 per share	1,993,399	7.80	73.56	—	—
From €80.00 to €90.00 per share	433,500	8.99	89.38	—	—
Total	15,790,923			13,364,024

B.8.7. Number of shares used to compute diluted earnings per share

Diluted earnings per share is computed using the number of shares outstanding plus stock options with dilutive effect and restricted shares.

(million)	June 30, 2016	June 30, 2015	December 31, 2015
Average number of shares outstanding	1,287.6	1,307.2	1,306.2
Adjustment for stock options with dilutive effect	2.8	6.6	6.0
Adjustment for restricted shares	6.2	8.2	8.5
Average number of shares outstanding used to compute diluted earnings per share	1,296.6	1,322.0	1,320.7

As of June 30, 2016, 2.4 million stock options were not taken into account in computing diluted earnings per share because they had no dilutive effect, versus 0.4 million as of December 31, 2015 and 0.4 million as of June 30, 2015.

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B.8.8. Other comprehensive income

Movements in other comprehensive income are shown below:

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Balance, beginning of period	45	(2,315)	(2,315)
Attributable to equity holders of Sanofi	68	(2,287)	(2,287)
Attributable to non-controlling interests	(23)	(28)	(28)
Actuarial gains/(losses):
• Impact of asset ceiling	—	—	—
• Actuarial gains/(losses) excluding associates and joint ventures	(924)	772	650
• Actuarial gains/(losses) of associates and joint ventures, net of taxes	—	—	2
• Tax effects	253	(180)	(187)
Items not subsequently reclassifiable to profit or loss(1)	(671)	592	465
Available-for-sale financial assets:
• Change in fair value excluding associates and joint ventures(2)	(421)	201	(29)
• Change in fair value: associates and joint ventures, net of taxes	(1)	(7)	(8)
• Tax effects	83	(71)	16
Cash flow hedges:
• Change in fair value excluding associates and joint ventures(3)	—	(6)	(3)
• Change in fair value: associates and joint ventures, net of taxes	—	—	—
• Tax effects	—	2	1
Change in currency translation differences:
• Currency translation differences on foreign subsidiaries(3)	26	1,696	1,681
• Currency translation differences on associates and joint ventures	(63)	164	243
• Hedges of net investments in foreign operations	—	(2)	(9)
• Tax effects	—	—	3
Items subsequently reclassifiable to profit or loss(4)	(376)	1,977	1,895
Balance, end of period	(1,002)	254	45
Attributable to equity holders of Sanofi	(976)	275	68
Attributable to non-controlling interests	(26)	(21)	(23)

(1)

Items not subsequently reclassifiable to profit or loss and attributable to the Animal Health business: zero in the six months ended June 30, 2016 and 2015, and €(6) million in the year ended December 31, 2015.

(2)

Includes reclassifications to profit or loss: €(8) million in the six months ended June 30, 2016, €(22) million in the six months ended June 30, 2015 and €(35) million in the year ended December 31, 2015.

(3)	Amounts reclassified to profit or loss were immaterial.
(4)

Items subsequently reclassifiable to profit or loss and attributable to the Animal Health business (currency translation differences): €4 million in the six months ended June 30, 2016, €76 million in the six months ended June 30, 2015 and €92 million in the year ended December 31, 2015.

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B.9. DEBT, CASH AND CASH EQUIVALENTS

Changes in Sanofi’s financial position during the period were as follows:

(€ million)	June 30, 2016	December 31, 2015
Long-term debt	14,850	13,118
Short-term debt and current portion of long-term debt	2,427	3,436
Interest rate and currency derivatives used to hedge debt	(189)	(156)
Total debt	17,088	16,398
Cash and cash equivalents(1)	(6,076)	(9,148)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	4
Debt, net of cash and cash equivalents	11,012	7,254

(1)	Includes an immaterial amount of cash held by Venezuelan subsidiaries as of June 30, 2016, versus €90 million as of December 31, 2015 (see Note A.5.).

“Debt, net of cash and cash equivalents” is a financial indicator used by management and investors to measure our overall net indebtedness.

B.9.1. Debt at value on redemption

A reconciliation of the carrying amount of debt to value on redemption as of June 30, 2016 is shown below:

				Value on redemption
(€ million)	Carrying amount at June 30, 2016	Amortized cost	Adjustment to debt measured at fair value	June 30, 2016	December 31, 2015

Long-term debt	14,850	64	(174)	14,740	13,023
Short-term debt and current portion of long-term debt	2,427	—	—	2,427	3,422
Interest rate and currency derivatives used to hedge debt	(189)	—	130	(59)	(35)
Total debt	17,088	64	(44)	17,108	16,410
Cash and cash equivalents	(6,076)	—	—	(6,076)	(9,148)
Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	4
Debt, net of cash and cash equivalents	11,012	64	(44)	11,032	7,266

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The table below shows an analysis of debt, net of cash and cash equivalents by type, at value on redemption:

	June 30, 2016			December 31, 2015
(€ million)	non- current	current	Total	non- current	current	Total
Bond issues	14,213	121	14,334	12,484	2,991	15,475
Other bank borrowings	472	288	760	477	176	653
Commercial paper	—	1,799	1,799	—	—	—
Finance lease obligations	42	18	60	49	18	67
Other borrowings	13	8	21	13	9	22
Bank credit balances	—	193	193	—	228	228

Interest rate and currency derivatives used to hedge debt	(19)	(40)	(59)	(11)	(24)	(35)
Total debt	14,721	2,387	17,108	13,012	3,398	16,410
Cash and cash equivalents	—	(6,076)	(6,076)	—	(9,148)	(9,148)

Interest rate and currency derivatives used to hedge cash and cash equivalents	—	—	—	—	4	4
Debt, net of cash and cash equivalents	14,721	(3,689)	11,032	13,012	(5,746)	7,266

Principal financing and debt reduction transactions during the period

In April 2016, Sanofi carried out a €1.8 billion bond issue in three tranches:

•	€500 million of bonds maturing April 2019, bearing interest at an annual rate of 0%;

•	€600 million of bonds maturing April 2024, bearing interest at an annual rate of 0.625%;

•	€700 million of bonds maturing April 2028, bearing interest at an annual rate of 1.125%.

Two bond issues were redeemed on maturity during the first half of 2016:

•	the March 2011 fixed-rate bond issue of $1,500 million, which matured on March 29, 2016;

•	the May 2009 fixed-rate bond issue of €1,500 million, which matured on May 18, 2016.

Sanofi had the following arrangements in place as of June 30, 2016 to manage its liquidity in connection with current operations:

•	a syndicated credit facility of €4 billion, drawable in euros and in U.S. dollars, now due to expire on December 17, 2020 following the exercise of a second one-year extension option in November 2015;

•

a syndicated credit facility of €4 billion, drawable in euros and in U.S. dollars, now due to expire on December 7, 2020 following the exercise of an initial one-year extension option in November 2015. This facility has one more one-year extension option available.

As of June 30, 2016, there were no drawdowns under either of these facilities.

Sanofi also has two commercial paper programs, of €6 billion in France and $10 billion in the United States. During the first half of 2016, only the U.S. program was used, with an average drawdown of $2.3 billion. As of June 30 2016, the only drawdowns were under the U.S. program, and amounted to $2 billion.

The financing in place as of June 30, 2016 at the level of the holding company (which manages most of our financing needs centrally) is not subject to any financial covenants, and contains no clauses linking credit spreads or fees to the credit rating.

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B.9.2. Market value of debt

The market value of debt, net of cash and cash equivalents and of derivatives and excluding accrued interest, amounted to €11,770 million as of June 30, 2016 (versus €7,633 million as of December 31, 2015). This compares with a value on redemption of €11,032 million as of June 30, 2016 (versus €7,266 million as of December 31, 2015).

B.10. DERIVATIVE FINANCIAL INSTRUMENTS

B.10.1. Currency derivatives used to manage operating risk exposures

The table below shows operating currency hedging instruments in place as of June 30, 2016. The notional amount is translated into euros at the relevant closing exchange rate.

			Of which derivatives designated as cash flow hedges			Of which derivatives not eligible for hedge accounting
June 30, 2016 (€ million)	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity	Notional amount	Fair value
Forward currency sales	3,069	(60)	—	—	—	3,069	(60)
of which U.S. dollar	1,089	(14)	—	—	—	1,089	(14)
of which Chinese yuan renminbi	419	(3)	—	—	—	419	(3)
of which Japanese yen	326	(20)	—	—	—	326	(20)
of which Brazilian real	158	(10)	—	—	—	158	(10)
of which Singapore dollar	142	(2)	—	—	—	142	(2)
Forward currency purchases	1,021	11	—	—	—	1,021	11
of which U.S. dollar	288	—	—	—	—	288	—
of which Singapore dollar	239	6	—	—	—	239	6
of which Japanese yen	81	3	—	—	—	81	3
of which Hungarian forint	80	—	—	—	—	80	—
of which Chinese yuan renminbi	62	—	—	—	—	62	—
Total	4,090	(49)	—	—	—	4,090	49

The above positions mainly hedge material foreign-currency cash flows arising after the end of the reporting period in relation to transactions carried out during the six months ended June 30, 2016 and recognized in the balance sheet at that date. Gains and losses on hedging instruments (forward contracts) are calculated and recognized in parallel with the recognition of gains and losses on the hedged items. Due to this hedging relationship, the commercial foreign exchange difference on these items (hedging instruments and hedged transactions) will be immaterial in the second half of 2016.

B.10.2. Currency and interest rate derivatives used to manage financial exposure

The cash pooling arrangements for foreign subsidiaries outside the euro zone, and some of our financing activities, expose certain Sanofi entities to financial foreign exchange risk (i.e., the risk of changes in the value of loans and borrowings denominated in a currency other than the functional currency of the lender or borrower).

That foreign exchange exposure is hedged by Sanofi using firm financial instruments (usually currency swaps or forward contracts) contracted with banking counterparties.

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The table below shows financial currency hedging instruments in place as of June 30, 2016. The notional amount is translated into euros at the relevant closing exchange rate.

	June 30, 2016
(€ million)	Notional amount	Fair value	Latest possible expiry
Forward currency sales	2,923	(14)
of which U.S. dollar	1,730	(2)	2016
of which Pound sterling	361	11	2016
of which Japanese yen	349	(21)	2017
Forward currency purchases	1,967	13
of which U.S. dollar(1)	585	—	2018
of which Singapore dollar	556	13	2017
of which Czech koruna	314	(1)	2016
Total	4,890	(1)

(1)	Includes $90 million designated as a cash flow hedge as of June 30, 2016.

To limit risk and optimize the cost of its short-term and medium-term net debt, Sanofi uses derivative instruments that alter the interest rate and/or currency structure of its debt and cash.

The table below shows instruments of this type in place as of June 30, 2016:

	Notional amounts by expiry date as of June 30, 2016								Of which designated as fair value hedges		Of which designated as cash flow hedges
(€ million)	2016	2017	2018	2019	2020	2021	Total	Fair value	Notional amount	Fair value	Notional amount	Fair value	Of which recognized in equity
Interest rate swaps
pay capitalized Eonia / receive 1.58%	—	—	—	1,550	—	—	1,550	125	1,550	125	—	—	—
pay 3-month Euribor / receive 1.15%	—	428	—	—	—	—	428	—	—	—	—	—	—
pay 3-month U.S. dollar Libor / receive 2.22%	—	—	—	—	450	—	450	27	450	27	—	—	—
pay 1.22% / receive 3-month & 6-month U.S. dollar Libor	—	450	—	—	—	—	450	(4)	—	—	450	(4)	(3)
Currency swaps(1)
pay USD / receive €	1,801	—	—	—	—	—	1,801	41	—	—	—	—	—
Total	1,801	878	—	1,550	450	—	4,679	189	2,000	152	450	(4)	(3)

(1)	Currency swaps used to hedge drawdowns under U.S. dollar-denominated commercial paper programs (see Note B.9.1.).

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B.11. LIABILITIES RELATING TO BUSINESS COMBINATIONS AND TO NON-CONTROLLING INTERESTS

For a description of the nature of the liabilities reported in the line item Liabilities relating to business combinations and to non-controlling interests, refer to Note B.8.5. to the consolidated financial statements for the year ended December 31, 2015.

The liabilities relating to business combinations and to non-controlling interests shown in the table below are level 3 instruments under the IFRS 7 fair value hierarchy (see Note A.4.) except for the CVRs issued in connection with the acquisition of Genzyme, which are classified as level 1 instruments.

Movements in liabilities relating to business combinations and to non-controlling interests during the first half of 2016 are shown below:

		Liabilities relating to business combinations
(€ million)	Liabilities related to non-controlling interests(1)	CVRs issued in connection with the acquisition of Genzyme(2)	Bayer contingent consideration arising from the acquisition of Genzyme	Other	Total(4)
Balance at January 1, 2016	181	24	1,040	6	1,251
Payments made	—	—	(62)	(4)	(66)
Fair value remeasurements through profit or loss: (gain)/loss (including unwinding of discount) (3)	—	27	41	(1)	67
Other movements	7	—	—	—	7
Currency translation differences	(2)	—	(20)	—	(22)
Balance at June 30, 2016	186	51	999	1	1,237
Split as follows:
• Current					210
• Non-current					1,027

(1)	Put options granted to non-controlling interests and commitment to future buyout of non-controlling interests held by BMS.
(2)	Based on the quoted market price per CVR of $0.24 as of June 30, 2016 and $0.11 as of December 31, 2015.
(3)	Amounts reported in the income statement line item Fair value remeasurement of contingent consideration liabilities.
(4)	As of January 1, 2016, this comprised a non-current portion of €1,121 million and a current portion of €130 million.

Liabilities relating to business combinations and to non-controlling interests as of June 30, 2016 mainly comprised the Bayer contingent consideration liability arising from the acquisition of Genzyme in 2011, amounting to €999 million.

As of June 30, 2016, Bayer was still entitled to receive the following potential payments:

•	a percentage of sales of alemtuzumab up to a maximum of $1,250 million or over a maximum period of ten years, whichever is achieved first;

•

milestone payments based on specified levels of worldwide sales of alemtuzumab beginning in 2021, unless Genzyme exercises its right to buy out those milestone payments by making a one-time payment not exceeding $900 million.

The fair value of this liability was measured at €999 million as of June 30, 2016, versus €1,040 million as of December 31, 2015.

The fair value of the Bayer liability is determined by applying the above contractual terms to sales projections which have been weighted to reflect the probability of success, and discounted. If the discount rate were to fall by 1 percentage point, the fair value of the Bayer liability would increase by approximately 4%.

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B.12. PROVISIONS AND OTHER NON-CURRENT LIABILITIES

Provisions and other non-current liabilities break down as follows:

(€ million)	Provisions for pensions & other post- employment benefits		Provisions for other long-term benefits	Restructuring provisions		Other provisions		Other non- current liabilities		Total
Balance at January 1, 2016	4,308		678	762		3,146		275		9,169
Increases in provisions and other liabilities	114	(1)	70	298		116	(2)	—		598
Provisions utilized	(165	)(1)	(55)	(6)		(60)		(5)		(291)
Reversals of unutilized provisions	—		(3)	(4)		(274	) (2)	—		(281)
Transfers	(66	)(3)	(9)	(97	) (3) (4)	(12)		(64	) (4)	(248)
Net interest related to employee benefits, and unwinding of discount	55		3	2		14		1		75
Currency translation differences	(51)		(6)	(2)		4		4		(51)
Actuarial gains and losses on defined-benefit plans	924		—	—		—		—		924
Balance at June 30, 2016	5,119		678	953		2,934		211		9,895

(1)

In the case of “Provisions for pensions and other post-employment benefits”, the “Increases in provisions” line corresponds to rights vesting in employees during the period and past service cost, and the “Provisions utilized” line corresponds to contributions paid into pension funds and to plan settlements.

(2)

Amounts charged and reversed during the first half of 2016 were largely due to reassessments of tax risks and the resolution of various procedures under way with the tax authorities of several countries.

(3)

Includes €66 million transferred to restructuring provisions during the first half of 2016 following implementation of an organizational transformation program in France and worldwide as part of the 2020 strategic roadmap.

(4)	Includes transfers between current and non-current.

Provisions for pensions and other post-employment benefits

For an analysis of the sensitivity of obligations in respect of pensions and other employee benefits, and the assumptions used as of December 31, 2015, see Note D.19.1. to the consolidated financial statements for the year ended December 31, 2015.

The principal assumptions used (in particular, changes in discount rates and in the market value of plan assets) for the euro zone, the United States and the United Kingdom were reviewed as of June 30, 2016 to take into account changes during the first half of 2016.

Actuarial gains and losses arising on pensions and other post-employment benefits and recognized directly in equity are as follows (amounts reported before tax):

(€ million)	June 30, 2016 (6 months)		June 30, 2015 (6 months)	December 31, 2015 (12 months)
Actuarial gains/(losses) on plan assets	485		140	(141)
Actuarial gains/(losses) on benefit obligations	(1,409	) (1)	632	791

(1)	The movement during the first half of 2016 includes the effect of the fall in discount rates (in a range between -0.50% and -1.00%).

B.13. OFF BALANCE SHEET COMMITMENTS

Off balance sheet commitments to third parties arise under collaboration agreements entered into by Sanofi (see Note D.21.1. to the consolidated financial statements for the year ended December 31, 2015).

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Agreements signed during the first half of 2016 gave rise to the following new commitments:

•	Payments associated with projects in the research phase: €0.7 billion.

•	Payments contingent on the attainment of specified sales targets once a product reaches the market: €0.2 billion.

Potential milestone payments on development projects under collaboration agreements entered into during the first half of 2016 are immaterial.

The principal commitments entered into during the period are described below:

•

On January 11, 2016, Sanofi and Innate Pharma announced that they had entered into a research collaboration and licensing agreement to apply Innate Pharma’s new proprietary technology to the development of innovative bispecific antibody formats engaging natural killer (NK) cells to kill tumor cells through the activating receptor NKp46.

•

Also on January 11, 2016, Sanofi and Warp Drive Bio (Warp Drive) announced that they had extended and reshaped their existing collaboration utilizing Warp Drive’s proprietary SMART™ (Small Molecule Assisted Receptor Targeting) and Genome Mining platforms to discover novel oncology therapeutics and antibiotics.

•

On March 16, 2016, Sanofi and DiCE Molecules announced a five-year global collaboration to discover potential new therapeutics for up to 12 targets that encompass all disease areas of strategic interest to Sanofi. The collaboration builds upon DiCE’s unique technology platform, which leverages directed evolution to select and optimize low molecular weight compounds.

B.14. LEGAL AND ARBITRAL PROCEEDINGS

Sanofi and its affiliates are involved in litigation, arbitration and other legal proceedings. These proceedings typically are related to product liability claims, intellectual property rights (particularly claims against generic companies seeking to limit the patent protection of Sanofi products), competition law and trade practices, commercial claims, employment and wrongful discharge claims, tax assessment claims, waste disposal and pollution claims, and claims under warranties or indemnification arrangements relating to business divestitures.

The matters discussed below constitute the most significant developments since publication of the disclosures concerning legal proceedings in the Company’s financial statements for the year ended December 31, 2015.

a) Patents

•	Plavix® Patent Litigation in Australia

In May 2016, Sanofi’s and BMS’s application for special leave to appeal to the High Court of Australia was denied. Consequently, the substantive claim on damages sought by the Commonwealth will continue to trial.

•	Alirocumab Patent Litigation in the U.S.

In March 2016, a jury verdict upheld the validity of Amgen’s asserted claims of two patents for antibodies targeting PCSK9. If the District Court denies Sanofi and Regeneron’s motions for new trial or judgment as a matter of law, Sanofi and Regeneron plan to appeal. The parties settled one portion of the case relating to past-damages that is contingent on appeal. A permanent injunction hearing took place on March 23 and 24, 2016. At the end of May 2016, post-trial briefing was completed on several issues, including the issue of a permanent injunction. We await a ruling on the issues raised in the post-trial briefing, including the permanent injunction issue.

•	Lixisenatide-Related Patent Litigation in the U.S.

In June 2016, the USPTO issued decisions instituting inter partes reviews of all challenged claims of US Patent Nos. 7,691,963; 8,445,647; and 8,951,962, finding that Sanofi had shown “a reasonable likelihood of prevailing on its assertions that [the challenged claims] are unpatentable as anticipated and/or obvious”. The USPTO declined to institute an inter partes review of US Patent No. 7,297,761.

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b) Government Investigations, Competition Law and Regulatory Claims

•	Lovenox® Antitrust Litigation

In May 2016, the Third Circuit affirmed the District Court’s decision. Eisai requested en banc review, which the Third Circuit denied.

In July 2016, the parties reached an agreement in principle to resolve all remaining issues at stake in the Federal antitrust litigation, as well as, a separate litigation that had been pending in New Jersey State court.

•	Cipro® Antitrust Litigation

In January 1997, a patent litigation regarding the prescription drug Cipro and involving Barr Laboratories (“Barr”) and Bayer was settled. Hoechst Marion Roussel, Inc. (one of Sanofi’s predecessors) (“HMR”), had assisted Barr in funding Barr’s challenge of Bayer’s Cipro patent and was a party to the settlement.

Starting in 2000, both direct purchasers and indirect purchasers filed antitrust lawsuits challenging the Cipro settlement in state and federal courts across the country.

All of the federal cases were coordinated in a federal multidistrict litigation proceeding (“MDL”) in the Eastern District of New York. In 2005, summary judgment was granted in the MDL, with the Court finding that because the settlement was within the scope of the patent, there was no antitrust violation. The grant of summary judgment in the federal cases was affirmed in the Second and Federal Circuits, and the Supreme Court denied certiorari in the Cipro cases in 2009 (Federal Circuit) and 2011 (Second Circuit).

However, in 2013, in a case not involving Sanofi, the U.S. Supreme Court rejected the scope of the patent test in the FTC v. Actavis case, while a parallel State Court litigation over the Cipro settlement was still pending in California.

In May 2015, the California Supreme Court reversed an earlier grant of summary judgment, and also rejected the scope of the patent test. The case was eventually remanded back to the Superior Court of San Diego County for further proceedings.

If pending dispositive motions are not granted, a trial will take place in October 2016.

c) Other litigation and arbitration

•	U.S. Shareholder Securities Class Action

On June 24, 2016, the court denied plaintiffs’ motion for reconsideration of the dismissal order and leave to amend. On July 25, 2016, plaintiffs filed a notice of appeal of (i) the January 2016 motion to dismiss decision and (ii) the June 2016 decision on plaintiffs’ motion for reconsideration and leave to amend.

•	CVR Class Action

In March 2016, the Second Circuit Court of Appeals issued an opinion affirming the dismissal of the CVR securities class action and the AG Funds action. The deadline for plaintiffs to file a motion for rehearing has run. The case is over.

•	CVR Trustee Claim

Discovery is ongoing. In May 2016, the original Trustee sent a notice of resignation. In June 2016, a new Trustee was appointed and confirmed it will pursue the litigation. A hearing is set for August 17, 2016, at which the Court will hear oral argument on (i) Sanofi’s pending motion to dismiss Counts II (“Breach of contract for failure to use diligent efforts to meet the product sales milestones”) and III (“Breach of the implied covenant of good faith and fair dealing”) of the Complaint and (ii) Plaintiff’s motion for summary judgment regarding its claim for declaratory judgment relating to the payment of its fees and expenses.

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B.15. OTHER OPERATING INCOME AND EXPENSES

Other operating income for the first half of 2016 includes an arbitration award of €192 million in respect of a contractual dispute.

Other operating expenses for the period include the foreign exchange loss arising on our Venezuelan operations (€102 million in the first half of 2016, versus €100 million in the first half of 2015).

B.16. RESTRUCTURING COSTS AND SIMILAR ITEMS

Restructuring costs and similar items comprise restructuring costs as defined in Note B.20.1. to the consolidated financial statements for the year ended December 31, 2015 plus, with effect from January 1, 2016, similar expenses incurred in connection with transformation programs implemented as part of the transformation strategy announced in November 2015 intended to deliver a global information systems solution, to standardize and consolidate processes, and to transition towards a worldwide services platform.

Restructuring costs and similar items comprise the following:

(€ million)	June 30, 2016 (6 months) (1)	June 30, 2015 (6 months) (1)	December 31, 2015 (12 months)(1)
Employee-related expenses	536	48	307
Expenses related to property, plant and equipment	46	95	132
Compensation for early termination of contracts (other than contracts of employment)	3	(3)	7
Decontamination costs	3	1	1
Other restructuring costs	39	239	348
Total	627	380	795

(1)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Notes B.1 and B.20.

The restructuring costs recognized in the first half of 2016 relate mainly to the implementation of an organizational transformation program in France and worldwide as part of the 2020 strategic roadmap. Costs relating to transformation programs included on the “Other restructuring costs” line amounted to €11 million in the first half of 2016.

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B.17. FINANCIAL INCOME AND EXPENSES

Financial income and expenses comprise the following items:

(€ million)	June 30, 2016 (6 months)(1)	June 30, 2015 (6 months)(1)	December 31, 2015 (12 months)(1)
Cost of debt (2)	(146)	(169)	(331)
Interest income	28	30	57
Cost of debt, net of cash and cash equivalents	(118)	(139)	(274)
Unwinding of discount on provisions (3)	(17)	(21)	(44)
Net interest cost related to employee benefits	(58)	(57)	(114)
Gains/(losses) on disposals of financial assets	19 (4)	22	46
Impairment losses on financial assets, net of reversals	(12)	(4)	(50)
Other items	(5)	(6)	55
Net financial income/(expense)	(191)	(205)	(381)
comprising: Financial expenses	(241)	(262)	(559)
Financial income	50	57	178

(1)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Notes B.1 and B.20.
(2)

Includes net gain on interest and currency derivatives used to hedge debt: €44 million for the six months ended June 30, 2016, versus €41 million for the six months ended June 30, 2015 and €85 million for the year ended December 31, 2015.

(3)	Primarily on provisions for environmental risks, restructuring provisions, and provisions for product-related risks (see Note B.12.).
(4)	Mainly comprises the gain arising on the disposal of the equity interest in Nichi-Iko.

The impact of hedge ineffectiveness during the six months ended June 30, 2016 was immaterial.

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B.18. INCOME TAX EXPENSE

Sanofi has opted for tax consolidations in a number of countries, principally France, Germany, the United Kingdom and the United States.

The table below shows the split of income tax expense between current and deferred taxes:

(€ million)	June 30, 2016 (6 months)(1)	June 30, 2015 (6 months)(1)	December 31, 2015 (12 months)(1)
Current taxes	(978)	(1,271)	(1,978)
Deferred taxes	481	579	1,269
Total	(497)	(692)	(709)
Income before tax and associates and joint ventures	2,399	3,033	5,243

(1)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Notes B.1. and B.20.

The difference between the effective tax rate (on income before taxes and associates and joint ventures) and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	June 30, 2016 (6 months)(1)(2)	June 30, 2015 (6 months)(1)(2)	December 31, 2015 (12 months)(1)
Standard tax rate applicable in France	34.4	34.4	34.4
Difference between the standard French tax rate and the rates applicable to Sanofi(3)	(13.3)	(15.8)	(17.7)
Tax rate differential on intragroup margin on inventory(4)	(1.8)	0.8	1.7
Tax effects of the share of profits reverting to BMS	(0.6)	(0.5)	(0.6)
Contribution on distributed income (3%) (5)	4.7	3.7	2.1
CVAE tax in France(6)	1.3	0.8	1.3
Revisions to tax exposures and settlements of tax disputes	(9.3)	3.0	0.3
Fair value remeasurement of contingent consideration liabilities	0.4	(0.4)	(1.1)
Other items(7)	4.9	(3.2)	(6.9)
Effective tax rate	20.7	22.8	13.5

(1)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations); see Notes B.1. and B.20.
(2)	Rate calculated on the basis of the estimated effective tax rate for the full financial year (see Note A.2.).
(3)

The difference between the French tax rate and tax rates applicable to foreign subsidiaries reflects the fact that Sanofi has operations in many countries, most of which have lower tax rates than France.

(4)

When internal margin included in inventory is eliminated, a deferred tax asset is recognized on the basis of the tax rate applicable to the subsidiary that holds the inventory, which may differ from the tax rate of the subsidiary that generated the eliminated intragroup margin.

(5)	Entities liable to corporate income tax in France are also liable to pay an additional tax contribution in respect of amounts distributed by the entity.
(6)	Net impact on the effective tax rate (current taxes, impact of the tax deduction, and deferred taxes).
(7)

“Other items” includes the net impact (current and deferred taxes) of the Contribution Exceptionnelle in France, which is immaterial at consolidated level. It also includes the net tax effect associated with holdings in Sanofi subsidiaries.

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B.19. SEGMENT INFORMATION

Sanofi has three operating segments: Pharmaceuticals, Human Vaccines (Vaccines) and Animal Health. All other activities are combined in a separate segment, Other.

The Pharmaceuticals segment covers research, development, production and marketing of medicines, including those originating from Genzyme. The Sanofi pharmaceuticals portfolio consists of flagship products, plus a broad range of prescription medicines, generic medicines, and consumer health products. This segment also includes all associates whose activities are related to pharmaceuticals, in particular Regeneron Pharmaceuticals, Inc. and the entities majority owned by BMS.

The Vaccines segment is wholly dedicated to vaccines, including research, development, production and marketing. This segment includes the Sanofi Pasteur MSD joint venture.

Following the announcement on March 8, 2016 that Sanofi and MSD are to end their joint venture, Sanofi’s investment in the Sanofi Pasteur MSD joint venture was reclassified to the line item Assets held for sale or exchange as of the date of the announcement (see Notes B.1. and B.5.).

The Animal Health segment comprises the research, development, production and marketing activities of Merial, which offers a complete range of medicines and vaccines for a wide variety of animal species.

Following the signature of the exclusivity agreement with Boehringer Ingelheim (see Note D.2.1. to the consolidated financial statements for the year ended December 31, 2015) and in accordance with IFRS 5 requirements on the presentation of discontinued operations, the net income/loss of the Animal Health business is presented in a separate line item in the consolidated income statements for 2016 and the prior periods reported. Until final completion of the transaction, expected in the fourth quarter of 2016, Sanofi will continue to monitor the performance of the Animal Health business. As of June 30, 2016, the Animal Health business remains an operating segment of Sanofi within the meaning of IFRS 8.

The “Other” segment includes all activities that do not qualify as reportable segments under IFRS 8.

Inter-segment transactions are not material.

B.19.1. Segment results

We report segment results on the basis of “Business operating income”. This indicator is compliant with IFRS 8 and is used internally to measure operational performance and allocate resources.

“Business operating income” is derived from Operating income, adjusted as follows:

•

the amounts reported in the line items Restructuring costs and similar items, Fair value remeasurement of contingent consideration liabilities and Other gains and losses, and litigation are eliminated;

•	amortization and impairment losses charged against intangible assets (other than software and other rights) are eliminated;

•	the share of profits/losses of associates and joint ventures is added;

•	net income attributable to non-controlling interests is deducted;

•

other acquisition-related effects (primarily the workdown of acquired inventories remeasured at fair value at the acquisition date, and the impact of acquisitions on investments in associates and joint ventures) are eliminated;

•	restructuring costs relating to associates and joint ventures are eliminated.

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Segment results are shown in the table below:

	June 30, 2016 (6 months)
(€ million)	Pharmaceuticals	Vaccines	Other	Total Sanofi	Animal Health (1)
Net sales	14,504	1,422	—	15,926	1,485
Other revenues	122	188	—	310	18
Cost of sales	(4,143)	(827)	—	(4,970)	(488)
Research and development expenses	(2,246)	(268)	—	(2,514)	(89)
Selling and general expenses	(4,261)	(348)	—	(4,609)	(459)
Other operating income and expenses	110	(1)	(39)	70	(14)
Share of profit/(loss) of associates and joint ventures	44	9	—	53	—
Net income attributable to non-controlling interests	(50)	—	—	(50)	—
Business operating income	4,080	175	(39)	4,216	453

(1)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

	June 30, 2015 (6 months)
(€ million)	Pharmaceuticals	Vaccines(1)	Other	Total Sanofi	Animal Health (2)
Net sales	15,255	1,374	—	16,629	1,349
Other revenues	129	224	—	353	20
Cost of sales	(4,442)	(826)	—	(5,268)	(456)
Research and development expenses	(2,143)	(262)	—	(2,405)	(84)
Selling and general expenses	(4,310)	(344)	—	(4,654)	(432)
Other operating income and expenses	(39)	2	(55)	(92)	5
Share of profit/(loss) of associates and joint ventures	61	—	—	61	—
Net income attributable to non-controlling interests	(62)	—	—	(62)	—
Business operating income	4,449	168	(55)	4,562	402

(1)

Due to a change in accounting presentation, sales of non-Sanofi products recorded by VaxServe are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been amended accordingly (see Note A.1.2.).

(2)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

	December 31, 2015 (12 months)
(€ million)	Pharmaceuticals	Vaccines(1)	Other	Total Sanofi	Animal Health(2)
Net sales	29,799	4,261	—	34,060	2,515
Other revenues	288	513	—	801	41
Cost of sales	(8,788)	(2,131)	—	(10,919)	(885)
Research and development expenses	(4,530)	(552)	—	(5,082)	(177)
Selling and general expenses	(8,656)	(726)	—	(9,382)	(865)
Other operating income and expenses	(121)	27	(114)	(208)	5
Share of profit/(loss) of associates and joint ventures	146	23	—	169	1
Net income attributable to non-controlling interests	(125)	(1)	—	(126)	—
Business operating income	8,013	1,414	(114)	9,313	635

(1)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been restated accordingly.

(2)	The results of the Animal Health business are presented separately in accordance with IFRS 5 (Non-Current Assets Held for Sale and Discontinued Operations).

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The table below shows a reconciliation, presented in compliance with IFRS 8, between “Business operating income” and Income before tax and associates and joint ventures:

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Business operating income(1)	4,216	4,562	9,313
Share of profit/(loss) of associates and joint ventures(2)	(53)	(61)	(169)
Net income attributable to non-controlling interests(3)	50	62	126
Amortization of intangible assets	(877)	(988)	(2,137)
Impairment of intangible assets	(52)	(28)	(767)
Fair value remeasurement of contingent consideration liabilities	(67)	71	53
Restructuring costs and similar items	(627)	(380)	(795)
Operating income	2,590	3,238	5,624
Financial expenses	(241)	(262)	(559)
Financial income	50	57	178
Income before tax and associates and joint ventures	2,399	3,033	5,243

(1)

Excluding the Animal Health business, the net income/loss of which is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business, in the consolidated income statements for the six months ended June 30, 2016 and prior periods (see Notes B.1 and B.20.).

(2)	Excluding (i) restructuring costs of associates and joint ventures and (ii) expenses arising from the impact of acquisitions on associates and joint ventures.
(3)	Excluding (i) restructuring costs and (ii) other adjustments attributable to non-controlling interests.

B.19.2. Other segment information

The tables below show the split by operating segment of (i) the carrying amount of investments in associates and joint ventures, (ii) acquisitions of property, plant and equipment, and (iii) acquisitions of other intangible assets.

The principal associates and joint ventures are: for the Pharmaceuticals segment, Regeneron Pharmaceuticals, Inc. (see Note C.1. to the consolidated financial statements for the year ended December 31, 2015), the entities majority owned by BMS (see Note C.2. to the consolidated financial statements for the year ended December 31, 2015), and Infraserv GmbH & Co. Höchst KG; and for the Vaccines segment, Sanofi Pasteur MSD.

Acquisitions of intangible assets and property, plant and equipment correspond to acquisitions paid for during the period.

	June 30, 2016
(€ million)	Pharmaceuticals	Vaccines(1)	Animal Health(2)	Total
Investments in associates and joint ventures	2,724	259	6	2,989
Acquisitions of property, plant and equipment	439	149	53	641
Acquisitions of other intangible assets	580	32	3	615

(1)	The investment in Sanofi Pasteur MSD has been reclassified to Assets held for sale or exchange in accordance with IFRS 5 (see Notes B.1. and B.5.).
(2)	The assets of Merial were reclassified to Assets held for sale or exchange in December 2015 in accordance with IFRS 5 (see Notes B.1. and B.20.).

	June 30, 2015
(€ million)	Pharmaceuticals	Vaccines	Animal Health	Total
Investments in associates and joint ventures	2,193	259	6	2,458
Acquisitions of property, plant and equipment	443	117	34	594
Acquisitions of other intangible assets	200	11	130	341

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	December 31, 2015
(€ million)	Pharmaceuticals	Vaccines	Animal Health(1)	Total
Investments in associates and joint ventures	2,422	254	6	2,682
Acquisitions of property, plant and equipment	945	258	90	1,293
Acquisitions of other intangible assets	1,533	36	144	1,713

(1)	The assets of Merial were reclassified to Assets held for sale or exchange in December 2015 in accordance with IFRS 5 (see Notes B.1. and B.20.).

B.19.3. Information by geographical region

The geographical information on net sales provided below is based on the geographical location of the customer.

In accordance with IFRS 8, the non-current assets reported below exclude financial instruments, deferred tax assets, and pre-funded pension obligations.

	June 30, 2016
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales(1)	15,926	4,412	1,153	5,629	5,356	5,885
Non-current assets:
• property, plant and equipment(2)	9,819	5,954	3,423	2,782	2,385	1,083
• goodwill	39,420	15,019		17,363		7,038
• other intangible assets(2)	11,094	3,514		5,440		2,140

(1)

Excluding the Animal Health business, the net income/loss of which is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business in the consolidated income statement (see Notes B.1. and B.20.).

(2)

The assets and liabilities of Merial were reclassified to Assets held for sale or exchange and Liabilities related to assets held for sale or exchange, respectively, in December 2015 in accordance with IFRS 5 (see Notes B.1. and B.20.).

	June 30, 2015
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales (1)(2)	16,629	4,345	1,169	5,663	5,365	6,621
Non-current assets:
• property, plant and equipment	10,540	6,203	3,759	3,024	2,598	1,313
• goodwill(3)	39,191	15,022		17,258		6,911
• other intangible assets	14,401	2,716		8,855		2,830

(1)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been amended accordingly (see Note A.1.2.).

(2)

Excluding the Animal Health business, the net income/loss of which is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business in the consolidated income statement (see Notes B.1. and B.20.).

(3)

Excluding the goodwill allocated in full to the Animal Health segment (see Note D.5. to the consolidated financial statements for the year ended December 31, 2015). Goodwill allocated to the Animal Health segment amounted to €1,470 million as of June 30, 2015.

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	December 31, 2015
(€ million)	Total	Europe	of which France	North America	of which United States	Other countries
Net sales (1)(2)	34,060	9,861	2,248	12,369	11,764	11,830
Non-current assets:
• property, plant and equipment(3)	9,943	5,956	3,480	2,879	2,498	1,108
• goodwill	39,557	15,021		17,663		6,873
• other intangible assets(3)	12,026	3,719		5,980		2,327

(1)

Due to a change in accounting presentation, VaxServe sales of non-Sanofi products are included in Other revenues from 2016 onwards. The presentation of prior period Net sales and Other revenues has been amended accordingly (see Note A.1.2.).

(2)

Excluding the Animal Health business, the net income/loss of which is presented in a separate line item, Net income/(loss) of the held-for-exchange Animal Health business in the consolidated financial statements (see Notes B.1. and B.20.).

(3)

The assets and liabilities of Merial were reclassified to Assets held for sale or exchange and Liabilities related to assets held for sale or exchange, respectively, in December 2015 in accordance with IFRS 5 (see Notes B.1. and B.20.).

As stated in Notes B.6.1. and D.5. to the consolidated financial statements for the year ended December 31, 2015, France is not a cash-generating unit. Consequently, information about goodwill is provided for Europe.

B.20. ASSETS HELD FOR SALE OR EXCHANGE AND LIABILITIES RELATED TO ASSETS HELD FOR SALE OR EXCHANGE

Assets held for sale or exchange, and liabilities related to assets held for sale or exchange, comprise:

(€ million)	June 30, 2016	December 31, 2015
Animal Health business	5,745	5,626
Sanofi Pasteur MSD(1)	256	—
Other	9	126
Assets held for sale or exchange	6,010	5,752
Animal Health business	976	983
Liabilities related to assets held for sale or exchange	976	983

(1)	The investment in Sanofi Pasteur MSD, previously presented within the line item Investments in associates and joint ventures, has been reclassified to Assets held for sale or exchange (see Note B.1.).

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Merial

In accordance with IFRS 5 (see Notes B.1. and D.2. to the consolidated financial statements for the year ended December 31, 2015), all assets of the Animal Health business and all liabilities directly related to those assets are classified in the line items Assets held for sale or exchange and Liabilities related to assets held for sale or exchange, respectively, in the consolidated balance sheet as of December 31, 2015 and June 30, 2016 (see Note D.8. to the consolidated financial statements for the year ended December 31, 2015). An analysis of these line items is provided below:

(€ million)	June 30, 2016	December 31, 2015
Assets
Property, plant and equipment	705	657
Goodwill	1,481	1,510
Other intangible assets	2,110	2,147
Investments in associates and joint ventures	6	6
Other non-current assets	54	46
Deferred tax assets	152	177
Inventories	560	526
Accounts receivable	583	479
Other current assets	68	55
Cash and cash equivalents	26	23
Total assets held for sale or exchange	5,745	5,626
Liabilities
Long-term debt	4	4
Non-current provisions	144	149
Deferred tax liabilities	162	163
Short-term debt	11	18
Accounts payable	222	218
Other current liabilities	433	431
Total liabilities related to assets held for sale or exchange	976	983

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Merial acquisition (2009)

When Sanofi took control of Merial in 2009, intangible assets (other than goodwill) were recognized at a total fair value of €3,980 million. This figure included €3,104 million for marketed products (in particular fipronil-based products), €674 million for in-process research and development projects, and €131 million for the Merial brand.

None of the assets derived from the acquired research and development was brought into commercial use in the year ended December 31, 2015 or the six months ended June 30, 2016.

In accordance with IFRS 5, the net income/loss of the Animal Health business is presented in a separate line item within the income statement (see Notes B.1. and D.2. to the consolidated financial statements for the year ended December 31, 2015). The table below provides an analysis of the main items included in the line item Net income/(loss) of the held-for-exchange Animal Health business:

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Net sales	1,485	1,349	2,515
Gross profit	1,030	913	1,671
Operating income	452	160	101
Income before tax and associates and joint ventures	449	156	92
Income tax expense	(163)	(47)	(216)
Net income/(loss) of the held-for-exchange Animal Health business	286	109	(124)

The table below presents basic and diluted earnings per share for the held-for-exchange Animal Health business, in accordance with IAS 33 (Earnings per Share):

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Net income/(loss) of the held-for-exchange Animal Health business	286	109	(124)
Average number of shares outstanding (million)	1,287.6	1,307.2	1,306.2
Average number of shares outstanding after dilution (million)	1,296.6	1,322.0	1,320.7
– Basic earnings per share (in euros)	0.22	0.08	(0.10)
– Diluted earnings per share (in euros)	0.22	0.08	(0.09)

The table below provides a reconciliation between “Business operating income” for the Animal Health business and Net income/(loss) of the held-for-exchange Animal Health business:

(€ million)	June 30, 2016 (6 months)	June 30, 2015 (6 months)	December 31, 2015 (12 months)
Business operating income (1)	453	402	635
Discontinuation of depreciation of property, plant and equipment and software(2)	27	—	1
Amortization of intangible assets	—	(241)	(500)
Impairment of intangible assets	—	—	(3)
Restructuring costs	4	(1)	(6)
Costs associated with the exchange transaction	(32)	—	(27)
Financial income and expenses	(3)	(4)	(9)
Income tax expense (3)	(163)	(47)	(216)
Net income/(loss) of the held-for-exchange Animal Health business	286	109	(124)

(1)	See Note B.19.
(2)	Discontinuation of depreciation of property, plant and equipment and software from the date of reclassification to Assets held for sale or exchange.
(3)	Includes the net tax effect arising from taxable temporary differences relating to holdings in subsidiaries, given that it has become probable that those differences will reverse.

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C/ Events subsequent to June 30, 2016

Medivation

On July 5, 2016, Sanofi confirmed that it had entered into a confidentiality agreement with Medivation, Inc. under which Sanofi will be provided due diligence access and confidential information. Sanofi indicated that it had been advised by Medivation that Sanofi is being given the same opportunity as others to participate in a process relating to a potential transaction. Sanofi also confirmed that on June 27, 2016 it advised Medivation that upon signing a confidentiality agreement and being provided information, Sanofi would increase its offer to $58.00 in cash and $3.00 in the form of a contingent value right (CVR) relating to the sales performance of talazoparib.

Share issue

On July 22, 2016, a total of 1,803,986 shares (approximately 0.14% of the share capital), were issued as part of the Action 2016 worldwide employee share ownership plan (see Note B.8.5.).

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